SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                           (AMENDMENT NO. ______) (1)


                              OPTIO SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    68389J106
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)



                                    JAY WOLF
                              C/O TRINAD CAPITAL LP
                          153 EAST 53RD ST., 48TH FLOOR
                               NEW YORK, NY 10022
                                 (212) 521-5180

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                NOVEMBER 2, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

-----------------------------                      -----------------------------
CUSIP NO. 68389J106                    13D
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          TRINAD CAPITAL LP                        20-0593276
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                    (b)  X
--------------------------------------------------------------------------------

   3      SEC USE ONLY
--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS *          WC
--------------------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2 (e)                                |_|
--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE
--------------------------------------------------------------------------------

       NUMBER OF

        SHARES            7    SOLE VOTING POWER           0
                         -------------------------------------------------------
     BENEFICIALLY

       OWNED BY           8    SHARED VOTING POWER         1,000,200
                         -------------------------------------------------------
         EACH

       REPORTING          9    SOLE DISPOSITIVE POWER      0
                         -------------------------------------------------------
      PERSON WITH
                          10   SHARED DISPOSITIVE POWER    1,000,200
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           1,000,200
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11         5.11% (1)
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                 PN
--------------------------------------------------------------------------------


(1) ON THE BASIS OF 19,562,228 SHARES OF COMMON STOCK REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF SEPTEMBER 10, 2004 IN THE COMPANY'S LATEST QUARTERLY REPORT ON FORM 10-Q, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP NO. 68389J106                    13D
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          TRINAD ADVISORS GP, LLC                  10-0591650
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                    (b)  X
--------------------------------------------------------------------------------

   3      SEC USE ONLY
--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2 (e)                                |_|
--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE
--------------------------------------------------------------------------------

       NUMBER OF

        SHARES            7    SOLE VOTING POWER          0
                         -------------------------------------------------------
     BENEFICIALLY

       OWNED BY           8    SHARED VOTING POWER        1,000,200
                         -------------------------------------------------------
         EACH

       REPORTING          9    SOLE DISPOSITIVE POWER     0
                         -------------------------------------------------------
      PERSON WITH
                          10   SHARED DISPOSITIVE POWER   1,000,200
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          1,000,200
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        5.11% (1)
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                OO
--------------------------------------------------------------------------------

(1) ON THE BASIS OF 19,562,228 SHARES OF COMMON STOCK REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF SEPTEMBER 10, 2004 IN THE COMPANY'S LATEST QUARTERLY REPORT ON FORM 10-Q, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP NO. 68389J106                    13D
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ROBERT ELLIN                              N/A
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b)  X
--------------------------------------------------------------------------------

   3      SEC USE ONLY
--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2 (e)                                 |_|
--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES
--------------------------------------------------------------------------------

       NUMBER OF

        SHARES            7    SOLE VOTING POWER            0
                         -------------------------------------------------------
     BENEFICIALLY

       OWNED BY           8    SHARED VOTING POWER          1,000,200
                         -------------------------------------------------------
         EACH

       REPORTING          9    SOLE DISPOSITIVE POWER       0
                         -------------------------------------------------------
      PERSON WITH
                          10   SHARED DISPOSITIVE POWER     1,000,200
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            1,000,200(1)
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11          5.11% (1)
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                  IN
--------------------------------------------------------------------------------

(1) ON THE BASIS OF 19,562,228 SHARES OF COMMON STOCK REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF SEPTEMBER 10, 2004 IN THE COMPANY'S LATEST QUARTERLY REPORT ON FORM 10-Q, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this statement relates is the common stock, no par value, (the "Common Stock") of Optio Software, Inc., a Georgia corporation, (the "Company"). The principal executive offices of the Company are located at 3015 Windward Plaza, Fairways II, Alpharetta, GA, 30005.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed jointly by Trinad Capital LP, Trinad Advisors GP, LLC and Robert Ellin (collectively, the "Reporting Persons").

Trinad Capital LP, is a Delaware limited liability partnership and is a hedge fund dedicated to investing micro-cap companies. Trinad Advisors GP, LLC is a Delaware limited liability company principally engaged in serving as the general partner of Trinad Capital LP. Robert Ellin is a citizen of the United States and
(i) a managing member of Trinad Advisors GP, LLC, (ii) the holder of 40% of the membership interests in Trinad Advisors GP, LLC, and (iii) the holder of approximately 14% of the partnership interests in Trinad Capital LP.

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Trinad Capital LP             Delaware limited partnership
                              General Partner - Trinad Advisors GP, LLC

Trinad Advisors GP,  LLC      Delaware limited liability company
                              Managing Member - Robert Ellin
                              Managing Director - Jay Wolf

Robert Ellin                  Citizenship - United States
                              Managing Member, Trinad Management LLC
                              Managing Member, Trinad Advisors GP, LLC

The address of the principal business office of each of the Reporting Persons is c/o Trinad Capital LP, 153 East 53rd St., 48th Floor, New York, NY 10022.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Trinad Capital LP.

ITEM 4. PURPOSE OF TRANSACTION.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share Trinad Capital, LP made purchases of Common Stock on the open market with its working capital:

DATE             NUMBER OF SHARES ACQUIRED                 PRICE PER SHARE

06/02/04         227,000                                   1.30007
06/03/04         6,400                                     1.33234
06/23/04         37,400                                    1.28040
07/13/04         20,000                                    1.17075
07/30/04         30,000                                    1.32370
08/27/04         7,500                                     1.02200
08/30/04         5,000                                     1.12300
08/31/04         500                                       1.26000
08/31/04         10,000                                    1.10150
09/02104         10,100                                    1.11359
09/03/04         12,500                                    1.17120
09/07/04         11,000                                    1.14906
09/09/04         3,400                                     1.17441
09/10/04         5,500                                     1.21003
09/15/04         12,000                                    1.19623
09/20/04         18,500                                    1.21031
09/21/04         31,500                                    1.22048
09/22/04         80,000                                    1.19019
09/22/04         20,000                                    1.19075
09/24/04         19,800                                    1.21076
09/27/04         100,000                                   1.22015
09/29/04         5,500                                     1.22273
09/30/04         28,500                                    1.23413
10/01/04         5,500                                     1.16273
10/05/04         3,000                                     1.22500
10/05/04         6,500                                     1.21231
10/05/04         2,000                                     1.20150
10/06/04         2,500                                     1.16600
10/12/04         5,000                                     1.15300
10/15/04         13,500                                    1.09221
10/18/04         9,800                                     1.17913
10/19/04         9,000                                     1.21167
10/20/04         7,000                                     1.30214
10/25/04         4,000                                     1.22375
10/25/04         25,000                                    1.25980
10/28/04         50.000                                    1.24990
10/28/04         35,000                                    1.24813
10/29/04         50,000                                    1.27630
10/29/04         25,000                                    1.22060
11/01/04         15,000                                    1.30450
11/02/04         25,000                                    1.27100
11/03/04         5,300                                     1.29283


The Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

As of the date hereof, Trinad Capital LP, Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP) and Robert Ellin (as a Managing Member of Trinad Advisors GP, LLC) are deemed to beneficially own an aggregate of 1,000,200 shares of Common Stock, representing approximately 5.11% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on September 14, 2004. Trinad Capital LP is deemed to be the direct beneficial owner of 1,000,200 shares of Common Stock. Trinad Advisors GP, LLC is deemed to be the indirect beneficial owner of 1,000,200 shares of Common Stock. Robert Ellin is deemed to be the indirect beneficial owner of 1,000,200 shares of Common Stock. Each of Trinad Advisors GP, LLC and Robert Ellin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital LP (except for (i) the indirect interest of

Trinad Advisors GP, LLC by virtue of being the general partner of Trinad Capital LLC, (ii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Advisors GP, LLC, and (iii) the indirect interest of Robert Ellin by virtue of being a limited partner of Trinad Capital LP). Trinad Advisors GP, LLC and Robert Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
ISSUER.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in
Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            TRINAD CAPITAL LP

November 10, 2004           By: /s/ Jay Wolf
                                ------------
                            Name: Jay Wolf
                            Title: Managing Director of Trinad Advisors GP, LLC,
                            the General Partner of Trinad Capital LP


                            TRINAD ADVISORS GP, LLC

November 10, 2004           By: /s/ Jay Wolf
                                ------------
                            Name: Jay Wolf
                            Title: Managing Director


                            ROBERT ELLIN

November 10, 2004           /s/ Robert Ellin
                            ----------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).